650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

April 21, 2015

Via EDGAR and Overnight Delivery

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Katherine Wray
Juan Migone
Stephen Krikorian

Re:	Apigee Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed April 13, 2015 CIK No. 0001324772
File No. 333-202885

Ladies and Gentlemen:

On behalf of our client, Apigee Corporation (the “Company”), we submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 20, 2015 (the “Comment Letter”) relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). The Company is concurrently filing this letter via EDGAR. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

Audit Committee, page 119

1.	We are continuing to consider your response to prior comment 2. Please provide more detailed discussion and analysis of the factors considered in determining that Mr. Dempsey and Bay Partners are not affiliates of the company, given Bay Partners’ significant stock ownership and board representation. In this regard, explain more fully how you concluded that Bay Partners does not have, “directly or indirectly, the power to direct or cause the direction of the management and policies” of the company, whether through relationship, contract or otherwise, within the meaning of the Rule

AUSTIN    BEIJING    BRUSSELS    HONG KONG    LOS ANGELES    NEW YORK    PALO ALTO    SAN DIEGO

SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Division of Corporate Finance

April 21, 2015

10A-3 definition of “control.” In addition, please explain how you concluded that the anticipated 37.7% aggregate equity ownership of the company by three other fund stockholders, coupled with the board representation of two of these stockholders, negates a determination that Bay Partners and Mr. Dempsey are affiliates under your particular facts and circumstances. Please also discuss the involvement by Bay Partners and Mr. Dempsey in the day-to-day management of the company.

Under Rule 10A-3(e)(1)(i), an “affiliate” of the Company is a person or entity that “directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with” the Company. “Control” is defined in Rule 10A-3(e)(4) of the Exchange Act as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The determination as to whether a particular stockholder is an affiliate requires a factual determination based on a consideration of all relevant facts and circumstances.

Rule 10A-3(e)(1)(ii)(A) provides a safe harbor that a person who is not an executive officer of a specified person and is not the beneficial owner, directly or indirectly, of more than 10% of any class of voting equity securities of the specified person does not control a specified person. However, as noted in the adopting release for Exchange Act Rule 10A-3, a director who is not an executive officer but beneficially owns more than 10% of the issuer’s voting equity could be determined to be not an affiliate under a facts and circumstances analysis of control. The safe harbor does not specify or imply that a certain level of share ownership automatically presumes that a person is an affiliate.

The Company advises the Staff that, based on its consideration of the applicable facts and circumstances, the Company’s board of directors determined that neither Bay Partners nor Mr. Dempsey is an affiliate of the Company for purposes of Rule 10A-3.

In making such determination, in addition to considering the share holdings of Bay Partners, the Company’s board of directors considered many factors, including:

•	Bay Partners and Mr. Dempsey do not currently, nor following the completion of the initial public offering will they, participate in the day-to-day management of the Company.

•	The Company’s post-initial public offering board of directors will be comprised of seven (7) members, and action by the board of directors will require approval by a majority of a quorum of its members (meaning at least four members).

Division of Corporate Finance

April 21, 2015

•	Mr. Dempsey’s separate approval is not required for the approval of any board matter.

•	Bay Partners will not have a contractual right to elect a member of the Company’s board of directors following the completion of the offering.

•	Bay Partners will not have other contractual rights that can be indicia of control, such as protective covenants requiring their consent or the consent of a certain group of stockholders for any matter, including matters related to sales transactions, board member elections, and amending the Company’s charter documents following completion of the offering.

•	Bay Partners’ separate approval is not required for the approval of any stockholder matter.

•	There are three other venture capital or investment fund stockholders, in addition to Bay Partners, each owning more than 5% of the Company’s outstanding capital stock. Two of these stockholders, Norwest Venture Partners and Third Point Partners, have a representative serving on the Company’s board of directors, and collectively these three other venture capital or investment fund stockholders owned approximately 45.7% of the Company’s outstanding common stock in the aggregate as of March 31, 2015 (or approximately 37.7% in the aggregate following the Company’s initial public offering), which is greater than the ownership position of Bay Partners. Applicable law and the Company’s post-initial public offering bylaws generally require approval of a majority of the shares present in person or by proxy at a meeting for the Company’s stockholders to approve an action. Given the Company’s stockholder base, stockholders could readily approve stockholder actions without Bay Partners (or Mr. Dempsey).

Accordingly, based on this analysis, the Company’s board of directors determined that neither Mr. Dempsey, in his capacity as a director of the Company, nor Bay Partners directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company.

***

Please direct any questions regarding the Company’s response to me at (650) 320-4597 or mbaudler@wsgr.com, or to my colleague, Andrew Hoffman, at (650) 849-3240 or ahoffman@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Mark Baudler

Mark Baudler

cc:	Chet Kapoor, Apigee Corporation
Stacey Giamalis, Apigee Corporation
Tim Wan, Apigee Corporation
Don Dixon, Apigee Corporation
David J. Segre, Wilson Sonsini Goodrich & Rosati, P.C.
Andrew D. Hoffman, Wilson Sonsini Goodrich & Rosati, P.C.
Andrew S. Williamson, Cooley LLP
Charles S. Kim, Cooley LLP
David Peinsipp, Cooley LLP
Stanton Jee, KPMG LLP